WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

30 October 2009

**Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986**


09047320

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 2 Pages

Wgr - Wits Gold Estimates Uranium Resources In The Potchefstroom Goldfield

Release Date: 13/10/2009 15:00:01 Code(s): WGR

WGR - Wits Gold Estimates Uranium Resources In The Potchefstroom Goldfield
Witwatersrand Consolidated Gold Resources Limited
(`Wits Gold` or `the Company`)
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Wits Gold is pleased to announce the results of an Independent Technical report on the Company`s gold and uranium resources in the Potchefstroom goldfield, South Africa. A National Instrument 43-101 ("NI43-101") report was compiled by Snowden Mining Industry Consultants (`Snowden`) and follows the granting of Prospecting Rights to include uranium with the previously awarded rights to gold over 53 250 hectares in the area between the town of Potchefstroom and the Carletonville goldfield. In addition to an Inferred Resource of 333.6Mt at 7.1g/t Au (75.8Moz), it is estimated that there also exists Inferred Resources of 250.0Mt at 0.30kg/t U3O8 (163.3Mlbs). These gold and uranium resources occur in the same conglomerate reefs and are SAMREC compliant, substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum. The gold resource is reported at a 300 cm.g/t gold cut-off for narrow reefs and 600 cm.g/t gold cut-off for the wider Cobble Reef to a maximum depth of 5,000 metres below surface. Uranium is reported where associated gold grades exceed cut-off. The comparatively smaller uranium resource tonnage is due to the fact that currently Wits Gold has only been awarded the rights to gold over the 9 804 hectare Potchefstroom Consolidation area. An application for uranium Variation Rights in this area is currently under consideration by the Department of Minerals and Energy. The NI43-101 compliant technical report is being finalised and will be filed on SEDAR (www.sedar.com) within 45 days.

The Company remains focused on Witwatersrand gold exploration with assets adjoining operating mines in the Potchefstroom, Klerksdorp and Free State goldfields. Wits Gold now has total Inferred Resources of 530.3Mt at 7.77g/t Au (131.8Moz) as well as Indicated Resources of 103.3Mt at 6.0g/t Au (19.9Moz). Within the same reefs, it is estimated that there is also an Inferred Resource of 461.1Mt at 0.27kg/t U3O8 (267.8Mlbs). The Company`s key project occurs at Bloemhoek in the southern Free State, where a recent pre-feasibility study has been completed. This study included mine design and scheduling and led to the conversion of part of the Indicated Resource containing 39.9Mt at 7.17g/t Au (9.2Moz) into a Probable Reserve of 31.6Mt at 5.34g/t (5.4Moz). An NI43-101 Technical Report on the Bloemhoek project is due to be filed on SEDAR before the end of October 2009.

NI 43-101 Statement

The Resource Estimate in the Potchefstroom goldfield was undertaken by Qualified Persons George Gilchrist and Shaun Hackett, both of whom are employees of Snowden and are independent of Wits Gold. Messrs Gilchrist and Hackett have verified the information contained in this news release.

Information concerning the geology, mineral occurrences, nature of mineralisation, rock types, quality assurance and quality control measures applied, geological controls sampling data, analytical or testing procedures, the names of analytical laboratories used and the key assumptions, parameters and methods used to estimate the Mineral Resources are communicated in the Company`s filed NI 43-101 compliant Independent Technical Report dated May 2009, which can be viewed at www.sedar.com.

Forward-Looking Information

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management`s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company.

Forward looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases

FILE NO.
82-34986

in the market price of gold or uranium; hazards associated with underground and surface gold and uranium mining; the ability to attract and retain qualified personnel; labour disruptions; changes in laws and Government regulations, particularly environmental regulations and Mineral Rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalisation and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximise the value of any economic resources. These forward-looking statements speak only as of the date of this document.
You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations
Tel: +27 11 832 1749
Johannesburg, 13 October 2009
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 13/10/2009 15:00:01 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department